UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                        Suite 600 - 200 Burrard Street,
                       Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TECK COMINCO LIMITED
                                        (Registrant)



Date:    April 2, 2003                   By:   /s/ Karen L. Dunfee
                                             ---------------------------------
                                                Karen L. Dunfee
                                                Corporate Secretary


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                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        03-07-TC


FOR IMMEDIATE RELEASE:  April 2, 2003

                        FORDING COAL PARTNERSHIP CONFIRMS
                             CLOSURE OF LUSCAR MINE



VANCOUVER, B.C. -- - Teck Cominco Limited (TSX: TEK.A, TEK.B) and Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Fording Coal Partnership will proceed with closure of Cardinal River Coal's Luscar Mine located near Hinton, Alberta. It is expected that mining operations will be completed by April 2004.

"We have thoroughly evaluated the Luscar Mine and will proceed with the orderly shutdown announced by its previous owners due to the depletion of coal reserves at the mine," said Jim Gardiner, President and CEO of the Fording Coal Partnership.

The current employee level of about 290 will be reduced in a phased process as mining is completed. Initial reductions to occur in May 2003 will affect about 190 employees. The Partnership's share of closure and reclamation obligations will be completed as part of the shutdown process, and are not expected to be material. Employee severance costs as well as reclamation obligations for mining activities prior to March 1, 2003 are the responsibility of the mine's previous owner.

"In a related matter, the Partnership has also decided that the current supply capacity of metallurgical coal to world markets does not justify immediate development of the nearby Cheviot Project," said Mr. Gardiner. "Our producing properties have sufficient capacity to meet current market demands for our metallurgical coal. The Cheviot Project is one of a number of potential expansion projects that the Partnership can undertake when additional supply is warranted by coal markets."

The Partnership will maintain the process facility and plant infrastructure at the Luscar Mine to ensure that the Cheviot Project can be efficiently developed when market conditions justify this alternative as a source of coal supply for the Partnership.


                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

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                                       2


TECK COMINCO LIMITED is a diversified mining and metals company, headquartered in Vancouver, Canada, with assets totaling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and its mining operations also produce significant quantities of copper and gold. The company is also the managing partner of the Fording Coal Partnership, in which it holds a 41% ownership interest. In total, the company owns, or has interests in, thirteen mines and two refineries. Further information can be found at WWW.TECKCOMINCO.COM.

FORDING CANADIAN COAL TRUST is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Fording Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. The Fording Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.


                                     - 30 -

FOR FURTHER INFORMATION CONTACT:

COMMUNITY AND MEDIA CONTACT:
FORDING COAL PARTNERSHIP
Catherine Hart
Public Affairs
(403) 260-9817

INVESTORS:

TECK COMINCO LIMITED                        FORDING CANADIAN COAL TRUST
Tom Merinsky                                Mark Gow, CA
Director, Investor Relations                Director, Investor Relations
(604) 685-3007                              (403) 260-9834
                                            mark_gow@fording.ca